200 West Street | New York, NY 10282-2198
212-902-1000

RECEIV
JAN 14 2025
OFFICE OF THE SEC RY

Goldman Sachs

January 6, 2025

U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, N.E.
Washington, D.C. 20549

RE: USA Rare Earth, LLC

Ladies and Gentlemen:

Goldman Sachs & Co. LLC ("**Goldman Sachs**") hereby submits the enclosed resignation letter (the "**Resignation Letter**"). The Resignation Letter was previously delivered to USA Rare Earth, LLC (the "**Target**") to inform the Target that Goldman Sachs has resigned and ceased to act as financial advisor and any related capacity, relationship or role in connection with the proposed business combination of Inflection Point Acquistion Corp. II (the "**Company**") and Target, and that Goldman Sachs will not be responsible for any part of the Company's Registration Statement on Form S-4 (File No. 333-283181), including any amendments thereto or documents incorporated therein (the "**Registration Statement**"). Goldman Sachs has also notified the Company about the foregoing.

This letter is being furnished to the U.S. Securities and Exchange Commission (the "**Commission**") in accordance with Section 11(b)(1) of the Securities Act of 1933, as amended, to notify the Commission that Goldman Sachs will not be responsible for the contents of the Registration Statement.

If you should have any questions regarding these matters, please contact the undersigned by phone at (212) 902-4012 or by email at daniel.young@gs.com.